

October 27, 2010

By U.S. Mail and facsimile to (408) 367-8430

Calvin Breed
Controller, Assistant Secretary and Assistant Treasurer
California Water Service Group
1720 North First Street
San Jose, California 95112

> **Re: California Water Service Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-13883**

Dear Mr. Breed:

We have reviewed your response dated October 4, 2010 to our comment letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Determining Executive Compensation, page 20

1. We note your response to comment four in our letter dated September 27, 2010. We also note the discussion of the CEO's performance goals on page 17. In this regard, please also discuss how the CEO "implemented improvements in California regulation" and "achieved planned results in other corporate initiatives," and describe the corporate initiatives. In addition, we do not see a discussion of the other named executive officers' performance goals and their success in achieving them. See Item 402(b)(2)(vii) of Regulation S-K.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any questions.

Sincerely,

H. Christopher Owings
Assistant Director